OMB APPROVAL

OMB Number: 3235-0116

Expires: March 31, 2011

Estimated average burden
hours per response: 8.7

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of January 2011

Commission File Number: 0-31100

KISKA METALS CORPORATION
Suite 575, 510 Burrard Street Vancouver, B.C. V6C 3A8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ¨

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ¨  No  ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):       82-

575-510 BURRARD STREET, VANCOUVER, BC, CANADA V6C 3A8 TEL: 604.669.6660 FAX: 604.669.0898 WWW.KISKAMETALS.COM TSX-V: KSK CONTACT: DREW MARTEL OR JASON WEBER

NEWS RELEASE

Drilling Expands Kiska’s Gold-Copper Discovery at Island Mountain

KSK10-15

Vancouver, BC – July 7, 2010: Kiska Metals Corporation reports results from drilling at the Island Mountain prospect of the Whistler gold-copper property in Alaska. Drill hole IM10-004 was collared approximately 50 metres northeast on the same section as the 2009 Island Mountain Breccia discovery hole. Similar to the discovery hole, IM10-004 intersected two zones of gold mineralization. An upper gold-copper zone averages 0.70 g/t gold, 2.5 g/t silver and 0.16% copper over 129.8 metres starting at 31.2 metres depth and a lower gold-only intersection averages 0.78 g/t gold over 151.6 metres starting at a depth of 231.5 metres. Island Mountain is hosted within a 4.5 by 3.0 kilometre area of anomalous gold-copper soil and rock geochemistry and is located 23 kilometres south of the Whistler Deposit.

“Island Mountain is a compelling target that we have only just begun to explore,” stated Jason Weber, President and CEO of Kiska Metals Corporation. “Our current surface mapping program and existing geophysical data will aid in targetting additional step out drilling. Drilling at Island Mountain will continue this summer once we have completed our requirements under the Kennecott Back-in Agreement.”

The uppper intersection of IM10-004 includes a higher grade interval of 64.4 metres averaging 1.13 g/t gold, 3.2 g/t silver and 0.22% copper within the broader 129.8 metre intersection. Mineralization is hosted within diorite crackle breccia and hydrothermal breccia cemented by an actinolite-biotite-magnetite-pyrrhotite-chalcopyrite matrix. Higher grade intersections correspond to zones where the breccia matrix comprises a greater proportion of the interval. This intersection in IM10-004 corresponds to the upper 150 metre intersection in the 2009 discovery hole which averaged 0.72 g/t gold, 2.4 g/t silver and 0.16% copper. Plan maps of the Whistler Property and Island Mountain targets can be found at http://www.kiskametals.com/s/Whistler.asp?ReportID=370037. A cross-section of the Island Mountain holes can be found at http://tinyurl.com/IslandMountainXSection.

The lower gold zone was intersected from 231.5 to 383.1 metres and averages 0.78 g/t gold over its 151.6 metre length. Mineralization is hosted within moderate to strongly albite-biotite-actinolite altered diorite porphyry with variable 5-20% net-textured pyrrhotite and trace chalcopyrite. Net-textured pyrrhotite mineralization in the diorite is texturally similar to the lower mineralized zone in IM09-001 (1.22 g/t gold over 106.9 metres). IM10-004 continues in diorite porphyry until a depth of 489.9 metres where it intersects hornfelsed sediments to the end of the hole at 541.0 metres. Detailed mapping, prospecting and sampling continues in the area to aid in targetting further drilling at Island Mountain through this fall.

Two additional holes at Island Mountain, collared 800 metres southeast and 1600 metres northwest of IM004-10 will be completed in the current program. Four holes testing targets at Round Mountain (33 kilometres north) and in the Whistler Corridor (23 kilometres north) will complete Kiska’s requirements under the Back-In Agreement with Kennecott Exploration Inc. (a subsidiary of Rio Tinto). Drilling is expected to be completed in approximately one week. Once a final report is delivered to Kennecott (estimated early August), a 90 day period in which Kennecott must decide to exercise or waive its back-in rights on the Whistler Property will commence. Kiska plans additional step out drilling at Island Mountain and at the Whistler Deposit during Kennecott’s decision period.

Qualified Person Statement

The content of this release has been reviewed and approved by Mark Baknes P. Geo., Vice President of Exploration of Kiska Metals Corporation. Mr. Baknes is a Qualified Person as defined under the terms of National Instrument 43-101. Rock samples were prepared for assay at ALS Chemex labs in Fairbanks, Alaska, and analyzed for multiple elements at ALS Chemex labs in North Vancouver, British Columbia.

About Kiska Metals Corporation

Kiska Metals Corporation is a mineral exploration company focused on advancing the Whistler Project, Alaska, which includes a multi-million ounce gold-copper resource and excellent exploration potential.  Kiska has renowned technical expertise and a quality exploration portfolio with numerous early stage exploration opportunities around the world, some held in partnership with a selection of the world’s largest and most successful gold and base metal producers. Kiska resulted from the merger of Rimfire Minerals Corporation and Geoinformatics Exploration in August 2009.

On behalf of Kiska Metals Corporation

“Jason Weber”

Jason Weber, P.Geo., President & CEO

CAUTIONARY STATEMENT: No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain "forward-looking statements". Other than statements of historical fact, all statements included in this release, including, without limitation, statements regarding future plans and objectives of Kiska Metals Corporation, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Kiska's expectations are the risks detailed herein and from time to time in the filings made by Kiska Metals Corporation with securities regulators. Those filings can be found on the Internet at http://www.sedar.com and http://www.sec.gov/edgar.